Management’s Discussion and Analysis
For the three and nine months ended September 30, 2024
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of November 6, 2024. This discussion covers the three and nine months ended September 30, 2024 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and mineral resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first six years the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company’s Greenstone Mine (“Greenstone”) in Canada poured first gold on May 22, 2024, but has not yet achieved commercial production. In August 2024, the Company announced its decision to suspend Phase 1 operations at its Castle Mountain Mine (“Castle Mountain”) for the duration of Phase 2 permitting. While residual leaching and gold production is expected to continue for the remainder of 2024, commencing September 1, 2024 Castle Mountain is being reported as a development project.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd. (“OMF Fund”) from certain funds managed by Orion Mine Finance Management LP (collectively, “Orion”). On acquisition, the Company acquired the remaining 40% interest in Greenstone, resulting in the Company owning 100% of Greenstone (the “Greenstone Acquisition”). The operational and financial results of the assets acquired in the Greenstone Acquisition are included from May 13, 2024 onward.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024
Operational
•Produced 173,983 ounces of gold
•Sold 173,973 ounces of gold at an average realized gold price of $2,461 per oz
•Total cash costs of $1,720 per oz and AISC of $1,994 per oz(1)
•Two lost-time injuries; total recordable injury frequency rate(2) of 1.79 per million hours worked for the 12-month rolling period (1.78 for the Quarter)
•Significant environmental incident frequency rate(2) of 0.25 per million hours worked for the 12-month rolling period (0.00 for the Quarter)
Earnings
•Income from mine operations of $101.4 million
•Net income of $0.3 million or $0.00 per share (basic)
•Adjusted net income of $37.4 million or $0.09 per share(1) (basic)
Financial
•Cash flow provided by operations before changes in non-cash working capital of $130.1 million (cash flow provided by operations of $139.5 million after changes in non-cash working capital)
•Adjusted EBITDA of $141.9 million(1)
•Sustaining expenditures(1) of $35.7 million and non-sustaining expenditures of $81.5 million
•Cash and cash equivalents (unrestricted) of $167.8 million at September 30, 2024
•Net debt(1) of $1,314.7 million at September 30, 2024

(1)Cash costs per oz sold, AISC per oz sold, sustaining expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes. Cash costs per oz sold and AISC per oz sold exclude Greenstone as it had not yet achieved commercial production at September 30, 2024, and exclude Castle Mountain results after August 31, 2024 when residual leaching commenced.

(2)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 (CONTINUED)
Corporate
•Completed the “Ride to Greenstone” fundraiser, a 3,634 km cycling relay from Vancouver, BC to Geraldton, Ontario to raise money for the Geraldton District Hospital. Ride to Greenstone raised more than C$1.3 million for the hospital, and Equinox Gold’s mine sites in Brazil and California raised approximately C$200,000 for charities in their local communities
•Held a ceremonial mine opening at Greenstone in late August, which was attended by community members, First Nations representatives, government officials and mine site vendors
Exploration
•Released an updated Mineral Resource Estimate for the exploration-stage Hasaga Property in Red Lake, Ontario

RECENT DEVELOPMENTS
•On October 1, 2024, Equinox Gold issued an updated technical report for Greenstone, which included updates to the Mineral Reserve and Mineral Resource estimates, annual production estimates, and life-of-mine capital and operating costs. The report is available for download on the Company’s website, on SEDAR+ and on EDGAR
•On October 1, 2024, Equinox Gold filed a short form base shelf prospectus that permits the issuance of the Company’s securities over a period of 25 months in Canada and the United States
•On October 3, 2024, Equinox Gold issued 24,761,905 common shares of the Company to Ninety Fourth Investment Company LLC, an affiliate of MDC Industry Holding Company LLC (“MDC”), on conversion of a $130 million convertible note held by MDC
•On October 9, 2024, Mr. Fraz Siddiqui resigned from the Company’s Board of Directors (“Board”). Mr. Siddiqui was the Board appointee of Mubadala Investment Company under an investor rights agreement. With conversion of the $130 million convertible note and subsequent sale of the issued shares, as announced on October 3, 2024, Mubadala no longer has a Board appointment right
•On October 16, 2024, Equinox Gold issued an update on ramp-up progress at Greenstone and also revised Greenstone 2024 production guidance to 110,000-130,000 ounces of gold (from 175,000-205,000 ounces)
•On October 29, 2024, the Company amended the gold prepay transaction agreements that were entered into in March 2023 and June 2023 to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces will be delivered evenly over May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period
•On November 6, 2024, Equinox Gold announced that Greenstone had reached commercial production

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Gold produced	oz	173,983	122,221	149,089	407,929	409,497
Gold sold	oz	173,973	115,423	148,231	405,901	409,620
Average realized gold price	$/oz	2,461	2,328	1,917	2,310	1,926
Cash costs per oz sold(1)(2)	$/oz	1,720	1,747	1,363	1,678	1,357
AISC per oz sold(1)(2)	$/oz	1,994	2,041	1,630	1,994	1,595
Financial data
Revenue	M$	428.4	269.4	284.7	939.1	790.4
Income from mine operations	M$	101.4	26.6	25.2	139.4	70.4
Net income (loss)	M$	0.3	283.8	2.2	241.3	25.0
Net income (loss) per share (basic)	$/share	0.00	0.72	0.01	0.63	0.08
Adjusted EBITDA(1)	M$	141.9	51.3	81.2	245.3	209.1
Adjusted net income (loss)(1)	M$	37.4	(5.8)	28.7	17.2	19.3
Adjusted EPS(1)	$/share	0.09	(0.01)	0.09	0.04	0.06
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	167.8	167.5	356.7	167.8	356.7
Net debt(1)	M$	1,314.7	1,308.9	729.5	1,314.7	729.5
Operating cash flow before changes in non-cash working capital	M$	130.1	45.1	82.6	223.0	359.2
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2024 excludes Greenstone’s results as the mine has not yet achieved commercial production and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced (see Development Projects). Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Numbers in tables throughout this MD&A may not sum due to rounding.

Revenue for Q3 2024 was $428.4 million (Q3 2023 - $284.7 million) on sales of 173,973 ounces of gold (Q3 2023 - 148,231 ounces). Revenue increased by 50% in Q3 2024 compared to Q3 2023 primarily due to a 28% increase in the average realized gold price per ounce sold and a 17% increase in gold ounces sold. Revenue for the nine months ended September 30, 2024 was $939.1 million (nine months ended September 30, 2023 - $790.4 million) on sales of 405,901 ounces of gold (nine months ended September 30, 2023 - 409,620 ounces). Revenue for the nine months ended September 30, 2024 increased primarily due to a 20% increase in the average realized gold price per ounce sold, offset partially by a 1% decrease in gold ounces sold.
Gold ounces sold in Q3 2024 were higher compared to Q3 2023 primarily due to production at Greenstone, offset partially by lower production at Aurizona. At Aurizona, the lower production was due to the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues. At Greenstone, ore was introduced into the process plant on April 6, 2024, the first gold pour was achieved on schedule on May 22, 2024 and the mine continued to ramp up through Q2 and Q3 2024.
Gold ounces sold for the nine months ended September 30, 2024 were 1% lower compared to the same period in 2023 with production at Greenstone mostly offsetting lower production at the other mines, notably Aurizona. Production at Aurizona was 45% lower due to the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba pit. In May 2024, mining commenced at the Tatajuba open pit and ore production for plant feed started in June 2024. The plant was restarted in July 2024. While mining is underway in the Tatajuba pit, production has been impacted by lower grades in the Tatajuba pit compared to the Piaba pit. Production at Los Filos was 6% lower for the nine months ended September 30, 2024 compared to the same period in 2023 as Q1 2024 was primarily focused on waste stripping and a planned relocation of the conveyor on the heap leach pad which resulted in the crusher being offline for much of Q1 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Cash costs per oz sold and AISC per oz sold were 26% and 22% higher in Q3 2024 compared to Q3 2023, respectively, and were 24% and 25% higher for the nine months ended September 30, 2024 compared to the same period in 2023, respectively. These results were primarily driven by lower production at Aurizona and higher costs at Santa Luz. Aurizona had geotechnical issues that limited mining and processing from the beginning of April to early July, and Santa Luz worked through recovery issues in the first nine months of 2024 that impacted processing and production. Additionally, capital spend at Santa Luz was higher in the three and nine months ended September 30, 2024 compared to the same periods in 2023, primarily related to a tailings storage facility (“TSF”) raise, with the effect of increasing AISC per oz sold.
For Q3 2024, income from mine operations was $101.4 million compared to $25.2 million for the same period in 2023. For the nine months ended September 30, 2024, income from mine operations was $139.4 million compared to $70.4 million for the same period in 2023. Income from mine operations for the three and nine months ended September 30, 2024 includes income from Greenstone’s operations prior to reaching commercial production of $61.5 million and $72.3 million, respectively. In addition to the impact of Greenstone’s operations in 2024, income from mine operations for Q3 2024 was higher than Q3 2023 due to an increase in ore tonnes mined with a higher grade at Los Filos, due to changes in mine sequencing. Income from mine operations for the nine months ended September 30, 2024 was also positively impacted by higher income from mine operations at Mesquite driven by a higher realized gold price, offset partially by lower income from mine operations at Aurizona due to lower production as a result of the suspension of mining in the Piaba pit in April 2024 and the eight week mill shutdown.
Net income for Q3 2024 was $0.3 million (Q3 2023 - $2.2 million) and for the nine months ended September 30, 2024 was $241.3 million (nine months ended September 30, 2023 - $25.0 million). The decrease in net income for the three months ended September 30, 2024 compared to the same period in the prior year was primarily due to an increase in income tax expense due to profitable operations in Canada, Brazil and Mexico, and higher losses associated with changes in fair value of the Company’s gold hedges, offset partially by the increase in income from mine operations described above. The increase in the losses on the gold hedges is due to an increase in the amount hedged in 2024 compared to 2023, as well as the larger increase in forward gold price relative to the gold contract prices in 2024 compared to 2023.
The increase in net income for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to the increase in income from mine operations described above and an increase in other income, driven by a gain of $470.4 million on remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination in May 2024 to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $38.5 million reclassified to net income. The gain on remeasurement was partially offset by a related deferred tax expense of $147.6 million on remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. Other income for the three and nine months ended September 30, 2023 was driven by gains on the change in fair value of foreign exchange contracts and a $34.5 million gain on the sale of the partial interest and reclassification of the Company’s investment in i-80 Gold Corp. (“i-80 Gold”).
In Q3 2024, adjusted EBITDA was $141.9 million (Q3 2023 - $81.2 million) and for the nine months ended September 30, 2024 was $245.3 million (nine months ended September 30, 2023 - $209.1 million). In Q3 2024, adjusted net income was $37.4 million (Q3 2023 - $28.7 million) and for the nine months ended September 30, 2024 was $17.2 million (nine months ended September 30, 2023 - $19.3 million). The increase in adjusted EBITDA for the three and nine months ended September 30, 2024 compared to the same periods in 2023 was primarily due to the increase in income from mine operations described above. The increase in adjusted net income for the three months ended September 30, 2024 compared to the same period in 2023 was due to the increase in income from mine operations, partially offset by higher finance expense.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Sustaining and Non-sustaining Expenditures(1)

	Three months ended				Nine months ended
	September 30, 2024		September 30, 2023		September 30, 2024		September 30, 2023
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining	Sustaining	Non-sustaining	Sustaining	Non-sustaining
Canada
Greenstone(3)(4)	$0.4	$65.0	$—	$90.1	$0.5	$191.8	$—	$270.3
USA
Mesquite	1.0	11.2	1.3	3.5	2.5	18.4	12.5	11.3
Castle Mountain	0.3	0.7	1.1	4.4	2.8	3.2	3.7	7.5
Mexico
Los Filos	9.0	—	8.7	0.2	37.5	—	20.2	0.5
Brazil
Aurizona	10.5	0.9	15.7	1.9	31.3	3.7	32.4	4.9
Fazenda	4.9	2.7	3.3	3.4	13.3	7.6	8.3	8.1
RDM	5.4	0.7	6.5	—	8.7	6.9	15.4	—
Santa Luz	4.1	0.3	2.9	0.8	14.8	2.6	5.0	2.4
Total(2)	$35.7	$81.5	$39.6	$104.1	$111.3	$234.0	$97.6	$305.0
(1)Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining expenditures is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining capital expenditures for the three and nine months ended September 30, 2024 were $30.9 million and $95.9 million, respectively (three months ended September 30, 2023 - $32.0 million and $77.2 million, respectively). Total non-sustaining capital expenditures for the three and nine months ended September 30, 2024 were $77.0 million and $212.3 million, respectively (nine months ended September 30, 2023 - $97.2 million and $283.2 million, respectively).
(3)For the three and nine months ended September 30, 2024, non-sustaining expenditures at Greenstone exclude capitalized interest of $32.6 million and $71.9 million, respectively (three and nine months ended September 30, 2023 - $13.4 million and $31.7 million, respectively).
(4)Non-sustaining expenditures at Greenstone reflect the Company’s 60% ownership of the project up to the date of the Greenstone Acquisition on May 13, 2024. Following the acquisition, non-sustaining expenditures reflect the Company’s 100% ownership of Greenstone.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

2024 GUIDANCE
On August 6, 2024, the Company updated its 2024 production and cost guidance to reflect the consolidation of its ownership of Greenstone, the suspension of mining at Castle Mountain Phase 1 until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and the geotechnical event at Aurizona.
On October 16, 2024, the Company updated its 2024 production guidance for Greenstone to reflect ramp-up progress and adjusted Greenstone production guidance to 110,000-130,000 ounces of gold (from 175,000-205,000 ounces) with cash costs of $850-$950 per ounce (from $690-$790 per ounce) and all-in sustaining costs of $1,050-$1,150 per ounce (from $840-$940 per ounce). Sustaining expenditures at Greenstone were updated to $9 million (from $32 million) and non-sustaining expenditures were updated to $199 million (from $159 million). As a result, consolidated production guidance has been revised to 590,000-675,000 ounces of gold (from 655,000-750,000), consolidated cash cost guidance was updated to $1,450-$1,550 per ounce (from $1,305-$1,405 per ounce) and all-in sustaining cost guidance was updated to $1,820-$1,920 per ounce (from $1,635-$1,735 per ounce).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain.
Operating and financial results for the three and nine months ended September 30, 2024

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined and stacked on leach pad	kt	1,535	2,360	7,600	6,681	13,144
Waste mined	kt	12,198	11,621	4,341	35,728	26,053
Open pit strip ratio	w:o	7.95	4.92	0.57	5.35	1.98
Average gold grade stacked to leach pad	g/t	0.33	0.29	0.44	0.33	0.47
Gold produced	oz	15,223	17,607	24,050	54,855	61,830
Gold sold	oz	15,018	17,590	24,049	56,391	61,796
Financial data
Revenue(2)	M$	37.6	41.1	46.0	127.6	119.3
Cash costs(1)	M$	20.3	21.9	25.8	69.6	69.2
Sustaining capital(1)	M$	0.4	—	0.4	0.4	10.7
Reclamation expenses	M$	0.6	0.7	1.0	2.1	1.9
Total AISC(1)	M$	21.3	22.6	27.2	72.1	81.8
AISC contribution margin(1)	M$	16.3	18.5	18.9	55.5	37.6
Non-sustaining expenditures	M$	11.2	3.1	3.5	18.4	11.3
Unit analysis
Realized gold price per oz sold	$/oz	2,504	2,335	1,914	2,264	1,931
Cash costs per oz sold(1)	$/oz	1,354	1,245	1,073	1,234	1,119
AISC per oz sold(1)	$/oz	1,421	1,283	1,129	1,278	1,322
Mining cost per tonne mined	$/t	1.49	1.34	1.86	1.40	1.58
Processing cost per tonne processed	$/t	7.16	5.40	1.68	5.43	2.76
G&A cost per tonne processed	$/t	2.96	1.97	0.54	2.25	0.84
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2024 Analysis
Production
Production was lower in the three and nine months ended September 30, 2024 compared to the same periods in 2023 as mining activity in 2024 has been predominantly focused on waste stripping in the Ginger pit, with the majority of ore coming from other mineralized waste and ancillary ore sources, whereas in 2023 significant ore was mined from Vista East starting in Q2 2023. The Ginger pit strip program is expected to provide access to ore in H1 2025. Total tonnes mined in Q3 2024 were 15% higher compared to Q3 2023 while ore tonnes mined were 80% lower compared to Q3 2023 due to the focus on Ginger waste stripping. This also drove the strip ratio in Q3 2024 to 7.95 compared to 0.57 in Q3 2023. Total tonnes mined for the nine months ended September 30, 2024 were 8% higher compared to the same period in 2023, while ore tonnes mined were 49% lower and the strip ratio was 170% higher, reflecting the waste stripping campaign in the Ginger pit. Waste hauls are generally shorter than ore hauls, enabling more tonnes to be moved.
Mining unit costs were lower for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to increased strip ratios, resulting in more waste hauls which are less costly than ore hauls. Processing and general and administration unit costs were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due primarily to the impact of fewer tonnes stacked in 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Cash costs per oz sold were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to the impact of fewer recoverable ounces stacked on the heap leach pad in 2024. AISC per oz sold was higher in Q3 2024 compared to Q3 2023 due to the impact of higher cash costs per oz sold. AISC per oz sold was lower for the nine months ended September 30, 2024 compared to the same period in 2023 primarily due to higher sustaining capitalized stripping costs in Q1 2023.
Sustaining capital expenditures for the three and nine months ended September 30, 2024 of $0.4 million were primarily related to processing equipment. Non-sustaining expenditures for the three and nine months ended September 30, 2024 of $11.2 million and $18.4 million, respectively, primarily relate to capitalized stripping in the Ginger pit and lease payments for haul trucks.
Exploration and Development
No exploration drilling was carried out at Mesquite in Q3 2024. Results from the Q2 2024 4,970 metre (“m”) step-out reverse circulation (“RC”) drill program designed to test for extensions of the Ginger deposit were incorporated into an updated geological model. Geological mapping of the main open pits continues. Exploration expenditures at Mesquite for the three and nine months ended September 30, 2024 were nil and $1.1 million, respectively.
Outlook
As a result of the increased leach pad height, the mine is realizing slower-than-expected recoveries from the heap leach pad and production guidance was updated in August to 55,000 to 65,000 ounces of gold. Cost guidance for 2024 is unchanged with cash costs of $1,345 to $1,445 per oz and AISC of $1,410 to $1,510 per oz.
For the remainder of 2024, mining at Mesquite remains focused on waste stripping the Ginger pit, which is expected to deliver most of the ounces in 2025. Additional ore is expected to come from rehandling and leaching the previously leached Old Vista pad material. Efforts to establish additional Mineral Reserves through exploration and resource drilling are expected to continue and the Company will also continue the permitting required to enable mine life extensions beyond 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2024 involve three open pits (Los Filos, Bermejal and Guadalupe) and one underground mine (Los Filos). Crushed and ROM ore from the various deposits is processed by heap leaching.
Operating and financial results for the three and nine months ended September 30, 2024

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined - open pit	kt	3,054	2,289	2,169	6,239	7,785
Waste mined - open pit	kt	8,243	8,846	8,981	27,133	32,378
Open pit strip ratio	w:o	2.70	3.86	4.14	4.35	4.16
Average open pit gold grade	g/t	0.64	0.67	0.54	0.64	0.80
Ore mined - underground	kt	222	197	103	571	336
Average underground gold grade	g/t	3.14	2.49	3.01	2.91	3.20
Tonnes processed	kt	3,253	2,538	2,357	6,754	8,214
Ore re-handled for secondary leaching	kt	215	1,467	—	2,922	—
Gold produced	oz	48,462	37,430	39,455	109,848	116,861
Gold sold	oz	49,880	35,040	39,817	111,236	118,112
Financial data
Revenue(2)	M$	122.6	81.0	76.1	257.5	226.7
Cash costs(1)	M$	98.3	68.7	74.2	213.4	195.7
Sustaining capital(1)	M$	8.0	9.9	7.9	34.5	17.7
Sustaining lease payments	M$	0.2	0.2	—	0.5	0.1
Sustaining exploration expenditures	M$	0.1	0.1	—	0.4	—
Reclamation expenses	M$	0.7	0.8	0.8	2.2	2.3
Total AISC(1)	M$	107.4	79.7	82.9	250.9	215.9
AISC contribution margin(1)	M$	15.2	1.3	(6.8)	6.6	10.9
Non-sustaining expenditures	M$	—	—	0.2	—	0.5
Unit analysis
Realized gold price per oz sold	$/oz	2,458	2,311	1,911	2,315	1,920
Cash costs per oz sold(1)	$/oz	1,972	1,961	1,863	1,918	1,657
AISC per oz sold(1)	$/oz	2,153	2,274	2,082	2,255	1,828
Mining cost per tonne mined - open pit	$/t	1.93	1.89	2.20	1.93	1.96
Mining cost per tonne mined - underground	$/t	105.73	96.66	124.19	100.39	120.59
Processing cost per tonne processed	$/t	7.42	6.52	10.20	7.54	8.76
G&A cost per tonne processed	$/t	2.59	2.24	4.15	2.88	3.39
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2024 Analysis
Production
Production in Q3 2024 was higher compared to Q3 2023 due to an increase in ore tonnes mined with a higher grade. Production for the nine months ended September 30, 2024 decreased compared to the same period in 2023 as Q1 2024 was primarily focused on waste stripping and a planned relocation of the conveyor on the heap leach pad that resulted in the crusher being offline for most of Q1 2024. The ore for crushing was processed in Q2 2024 for stacking and leaching.
Open pit mining unit costs for the three months ended September 30, 2024 were lower compared to the same period in 2023. Underground mining unit costs decreased for the three and nine months ended September 30, 2024 compared to the same periods in 2023. In Q1 2023, underground mining unit costs were higher due to higher-cost Bermejal underground development, and in 2024, unit costs have decreased due to optimization efforts and an increase in underground ore mined from the Los Filos underground.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Processing unit costs decreased for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to the impact of the crusher and conveyor being offline for much of Q1 2024, as planned. As a result of the crusher and conveyor being offline, the site reprocessed 2.9 million tonnes of material which has a lower unit cost than primary crush and agglomeration. General and administration unit costs decreased for the three and nine months ended September 30, 2024 compared to the same periods in 2023. Total general and administration costs are consistent with prior period costs.
Cash costs per oz sold were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 primarily due to the impact of fewer recoverable ounces stacked in the first half of 2024. The increase in AISC per oz sold for the three and nine months ended September 30, 2024 compared to the same periods in 2023 is due to the higher cash costs per oz sold and an increase in sustaining spend in 2024 related to stripping in the Bermejal, Guadalupe and Los Filos open pits.
Sustaining capital expenditures for the three and nine months ended September 30, 2024 were $8.0 million and $34.5 million, respectively, primarily related to Bermejal, Guadalupe and Los Filos open pit capitalized stripping and Los Filos underground development. No non-sustaining expenditures were budgeted at Los Filos for 2024.
Exploration and Development
Exploration drilling at Los Filos during Q3 2024 included 3,311 m of infill core drilling in the Los Filos and Guadalupe open pits and 653 m of step-out drilling in the Los Filos underground. Year-to-date totals of 7,433 m for the open pit areas and 3,465 m for the underground represent 98% of the planned 2024 drilling. Exploration expenditures at Los Filos in the three and nine months ended September 30, 2024 were $1.3 million and $4.8 million, respectively.
Outlook
Los Filos production guidance for 2024 is 155,000 to 175,000 ounces of gold with cash costs of $1,785 to $1,885 per oz and AISC of $2,090 to $2,190 per oz.
Currently, Los Filos operates as an open pit and underground mining operation with all ore being processed on a heap leach facility. To ensure the long-term viability of the mine and maximize the value of the gold endowment at Los Filos, a carbon-in-leach (“CIL”) plant is needed to increase gold recovery from higher-grade ore from both underground and open pit deposits.
Cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners. The Los Filos team is in a collaborative dialogue process with the three communities where the mine is located, with the goal of reaching new land access agreements with each community. New agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tonnes-per-day CIL processing plant. If the Company is unable to satisfactorily complete new agreements, the Company will re-evaluate the current operation and may elect to cease operations. Accordingly, Los Filos production and cost guidance for 2024 is subject to change.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and ore from the Piaba, Piaba East, Tatajuba and Boa Esperança open pits is processed in an 8,000 tpd CIL process plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and nine months ended September 30, 2024

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined	kt	798	125	1,158	1,009	2,297
Waste mined	kt	7,568	2,380	7,992	13,588	15,457
Open pit strip ratio	w:o	9.48	19.01	6.90	13.46	6.73
Tonnes processed	kt	690	131	880	1,624	2,579
Average gold grade processed	g/t	0.97	0.86	1.27	1.00	1.15
Recovery	%	90.8	89.4	89.2	90.4	90.3
Gold produced	oz	17,181	6,309	32,185	47,347	86,522
Gold sold	oz	16,334	7,535	31,247	48,375	86,525
Financial data
Revenue(2)	M$	40.7	17.8	60.1	109.0	167.3
Cash costs(1)	M$	24.6	18.9	31.0	76.8	97.6
Sustaining capital(1)	M$	9.6	5.1	14.8	28.8	30.0
Sustaining lease payments	M$	0.4	0.4	0.5	1.3	1.4
Reclamation expenses	M$	0.4	0.3	0.4	1.2	1.0
Total AISC(1)	M$	35.0	24.7	46.7	108.1	130.0
AISC contribution margin(1)	M$	5.6	(7.0)	13.5	0.9	37.4
Non-sustaining expenditures	M$	0.9	0.6	1.9	3.7	4.9
Unit analysis
Realized gold price per oz sold	$/oz	2,489	2,358	1,926	2,254	1,934
Cash costs per oz sold(1)	$/oz	1,503	2,514	991	1,588	1,128
AISC per oz sold(1)	$/oz	2,145	3,280	1,492	2,235	1,502
Mining cost per tonne mined	$/t	2.48	2.93	2.78	2.96	3.11
Processing cost per tonne processed	$/t	12.30	44.12	11.63	14.58	12.10
G&A cost per tonne processed	$/t	5.59	26.80	5.84	7.30	5.11
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2024 Analysis
Production
In late March 2024, due to persistent heavy rains in Maranhão, Brazil, there was a displacement of material in two locations in the south wall of the Piaba pit. As a result of this geotechnical event, access to the Piaba pit has been restricted and mining of Piaba was paused while the Company implemented a remediation plan to ensure safe mining of the pit.
After the geotechnical event, milling and gold production continued from the existing ore stockpile until the end of April 2024. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba deposit, from which mining was originally planned for Q4 2024. In May 2024, mining commenced at the Tatajuba open pit, which is expected to provide most of the ore feed for the remainder of 2024. The plant was restarted in July 2024.
Production was lower for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to the suspension of mining the Piaba pit, the plant being idle for May and June, and the impact of mining from the Tatajuba pit, which has lower grades than the Piaba pit. Expectations for the remainder of the year are discussed in the Outlook section below.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Mining unit costs were lower in the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to lower diesel and contractor costs, reflecting weakening of the BRL. Processing unit costs were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to lower volumes of ore processed. G&A unit costs were higher for the nine months ended September 30, 2024 compared to the same period in 2023 due to lower volumes of ore processed.
Cash costs and AISC per oz sold were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to the impact of a partial suspension of operations beginning in April 2024, as described above.
Sustaining capital expenditures for the three and nine months ended September 30, 2024 were $9.6 million and $28.8 million, respectively, primarily related to capitalized stripping and completion of construction of a new TSF, which is now in use. Non-sustaining expenditures for the three and nine months ended September 30, 2024 were $0.9 million and $3.7 million, respectively, primarily related to engineering studies for the planned underground portal and decline for underground development drilling, and construction of Tatajuba infrastructure.
Exploration and Development
Although impacted by heavy rains, exploration drilling activities continued in Q3 2024 with the primary focus on high potential regional targets. A total of 1,411 m of core drilling was carried out on regional exploration targets during the Quarter, bringing the year-to-date total for regional drilling to 6,571 m. Drilling during Q3 2024 included 1,631 m of resource delineation of the western extension of the Tatajuba deposit bringing the year-to-date total to 3,469 m. Exploration expenditures at Aurizona in the three and nine months ended September 30, 2024 were $0.2 million and $1.0 million, respectively.
Outlook
As a result of the impact of the geotechnical event, production guidance for 2024 was updated in August to 70,000 to 80,000 ounces of gold with cash costs of $1,450 to $1,550 per oz and AISC of $2,175 to $2,275 per oz.
The Company is performing remediation activities and an updated geotechnical assessment of the Piaba pit and nearby infrastructure, with a goal of restarting mining in Piaba in Q4 2024. A revised mine plan incorporating the Tatajuba, Boa Esperança and Piaba pits has been prepared. Based on the Company’s assessment of the Piaba pit and nearby infrastructure at September 30, 2024, the Company concluded that the geotechnical event does not have a significant negative impact on the long-term economic performance of Aurizona and is not an indicator of impairment of Aurizona.
The Company is also advancing plans for an expansion at Aurizona, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three and nine months ended September 30, 2024

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined - open pit	kt	141	138	151	406	435
Waste mined - open pit	kt	1,701	1,570	1,134	4,701	4,179
Open pit strip ratio	w:o	12.08	11.38	7.49	11.57	9.60
Average open pit gold grade	g/t	1.14	1.25	1.30	1.16	1.42
Ore mined - underground	kt	219	146	212	523	592
Average underground gold grade	g/t	1.55	1.77	1.93	1.68	1.74
Ore mined - total	kt	360	284	363	929	1,028
Tonnes processed	kt	377	363	364	1,104	1,060
Average gold grade processed	g/t	1.37	1.35	1.67	1.36	1.59
Recovery	%	90.3	91.3	90.3	90.4	90.3
Gold produced	oz	15,280	14,178	17,503	43,860	48,667
Gold sold	oz	15,464	14,219	17,434	44,166	48,847
Financial data
Revenue(2)	M$	38.2	33.2	33.4	101.6	93.6
Cash costs(1)	M$	23.4	21.7	21.6	67.0	60.0
Sustaining capital(1)	M$	4.2	4.3	2.7	11.3	6.7
Sustaining lease payments	M$	0.6	0.5	0.4	1.5	1.1
Reclamation expenses	M$	0.1	0.2	0.2	0.5	0.5
Total AISC(1)	M$	28.3	26.7	24.9	80.3	68.3
AISC contribution margin(1)	M$	9.9	6.6	8.5	21.4	25.3
Non-sustaining expenditures	M$	2.7	2.2	3.4	7.6	8.1
Unit analysis
Realized gold price per oz sold	$/oz	2,472	2,337	1,916	2,301	1,916
Cash costs per oz sold(1)	$/oz	1,512	1,526	1,239	1,516	1,229
AISC per oz sold(1)	$/oz	1,831	1,876	1,431	1,817	1,399
Mining cost per tonne mined - open pit	$/t	2.22	2.42	2.78	2.31	2.46
Mining cost per tonne mined - underground	$/t	31.79	38.50	34.30	36.36	33.34
Processing cost per tonne processed	$/t	13.63	12.81	15.07	13.14	14.65
G&A cost per tonne processed	$/t	7.96	7.09	6.31	7.40	6.43
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2024 Analysis
Production
Production was lower for the three and nine months ended September 30, 2024 compared to the same periods in 2023 mainly due to lower grades from open pit and underground mining driven by mine sequencing, and lower underground tonnes mined as a result of slow development rates. Mine development rates improved in Q3 2024 as a result of additional mining equipment brought onsite at the beginning of Q3 2024.
Open pit mining unit costs for the three and nine months ended September 30, 2024 were lower compared to the same periods in 2023 due to higher tonnes moved in 2024. Q3 2024 costs also benefited from the weakening of the BRL against the USD by 13% compared with the same period in 2023, and 4% lower year to date. Underground mining unit costs were lower in the three months ended September 30, 2024 compared to the same period in 2023 due to foreign currency impacts and lower maintenance and consumables costs.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Underground mining unit costs were higher in the nine months ended September 30, 2024 compared to the same periods in 2023 due to increased labour costs as the result of renegotiated contracts, in addition to fewer underground ore tonnes mined due to equipment availability. Additional equipment was brought onsite at the beginning of Q3 2024, which increased underground production volumes. Processing unit costs were lower in the three and nine months ended September 30, 2024 compared to the same periods in 2023 primarily due to foreign currency impacts, lower consumables and power costs, and the impact of more ore tonnes processed. General and administration unit costs increased for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to additional consulting, shared costs and increased labour costs.
Cash costs per oz sold were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 primarily due to lower production as the result of lower grades processed. AISC per oz sold was higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to higher cash costs per oz sold, as well as higher sustaining capital spend.
Sustaining capital expenditures for the three and nine months ended September 30, 2024 were $4.2 million and $11.3 million, respectively, primarily related to underground development, mining mobile equipment and a TSF raise. Non-sustaining expenditures for the three and nine months ended September 30, 2024 were $2.7 million and $7.6 million, respectively, primarily related to underground development and exploration.
Exploration and Development
In Q3 2024, the Company drilled 17,588 m of core focused on mineral reserve replacement in the immediate underground mine area, bringing the year-to-date total to 46,606 m. The 2024 surface exploration drilling program was completed during the Quarter with 1,065 m of core drilled, bringing the year-to-date total to 6,986 m. Exploration expenditures at Fazenda for the three and nine months ended September 30, 2024 were $2.4 million and $6.2 million, respectively.
Outlook
Fazenda’s production guidance for 2024 is 65,000 to 70,000 ounces of gold, with cash costs of $1,195 to $1,295 per oz and AISC of $1,560 to $1,660 per oz.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and nine months ended September 30, 2024

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined	kt	738	446	482	1,269	1,154
Waste mined	kt	4,295	2,890	2,492	9,390	7,307
Open pit strip ratio	w:o	5.82	6.49	5.17	7.40	6.33
Ore rehandled	kt	16	185	246	380	658
Tonnes processed	kt	683	612	665	1,892	1,716
Average gold grade processed	g/t	0.82	0.67	0.88	0.71	0.74
Recovery	%	84.4	86.1	84.8	86.1	86.8
Gold produced	oz	13,472	10,675	16,327	35,080	35,620
Gold sold	oz	11,998	10,870	15,987	33,993	34,915
Financial data
Revenue(2)	M$	29.5	25.4	30.7	77.8	67.4
Cash costs(1)	M$	16.4	17.0	18.2	52.4	43.6
Sustaining capital(1)	M$	4.9	1.8	3.7	7.1	7.9
Sustaining lease payments	M$	0.2	0.2	2.5	0.9	7.0
Reclamation expenses	M$	0.3	0.2	0.2	0.7	0.6
Total AISC(1)	M$	21.8	19.2	24.6	61.1	59.1
AISC contribution margin(1)	M$	7.7	6.1	6.0	16.7	8.3
Care and maintenance	M$	—	—	—	—	1.0
Non-sustaining expenditures	M$	0.7	0.5	—	6.9	—
Unit analysis
Realized gold price per oz sold	$/oz	2,455	2,333	1,920	2,288	1,930
Cash costs per oz sold(1)	$/oz	1,367	1,566	1,140	1,543	1,249
AISC per oz sold(1)	$/oz	1,817	1,774	1,547	1,798	1,691
Mining cost per tonne mined	$/t	2.44	3.09	2.31	2.80	2.10
Processing cost per tonne processed	$/t	11.96	11.15	11.77	11.87	12.18
G&A cost per tonne processed	$/t	3.53	3.40	2.83	3.57	3.24
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2024 Analysis
Production
Production decreased in the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to delayed approval of a permit that enabled access to higher grade material for processing; the required permit was received in early October 2024.
Mining unit costs were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to higher mining equipment rental rates and costs associated with the mobilization of new mining equipment. Total tonnes moved increased 70% in Q3 2024 compared with Q3 2023 driven by higher productivity with the new mining equipment after replacement of the rental fleet. Processing unit costs for the three and nine months ended September 30, 2024 were consistent with the same periods in 2023, with increased costs of rentals and other services offsetting the benefit of changes in foreign currency exchange rates in Q3 2024. General and administration unit costs were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to higher shared regional costs, which are allocated based on revenue.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Cash costs per oz sold were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 primarily due to higher mining unit costs for the reasons mentioned above. AISC per oz sold was higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 mainly due to higher cash costs per oz sold.
Sustaining capital expenditures for the three and nine months ended September 30, 2024 were $4.9 million and $7.1 million, respectively, related to rental of mining equipment. Non-sustaining expenditures for the three and nine months ended September 30, 2024 were $0.7 million and $6.9 million, respectively, related to capitalized stripping.
Exploration and Development
No exploration drilling occurred at RDM in Q3 2024. In April 2024, RDM received the permit for construction of a dry stack TSF, which began operating in Q3 2024 and is now in operation.
Outlook
RDM production guidance for 2024 is 50,000 to 60,000 ounces of gold, with cash costs of $1,260 to $1,360 per oz and AISC of $1,800 to $1,900 per oz.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022.
Operating and financial results for the three months ended September 30, 2024

		Three months ended			Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Ore mined	kt	361	462	398	1,213	1,648
Waste mined	kt	3,410	2,671	1,535	8,914	6,980
Open pit strip ratio	w:o	9.44	5.79	3.86	7.35	4.24
Tonnes processed	kt	653	519	618	1,698	1,665
Average gold grade processed	g/t	1.29	1.34	1.26	1.28	1.28
Recovery	%	58.3	60.3	66.9	57.7	65.6
Gold produced	oz	16,650	13,627	15,332	42,113	45,138
Gold sold	oz	16,266	13,664	15,459	41,505	44,564
Financial data
Revenue(2)	M$	40.3	32.0	29.7	96.4	85.8
Cash costs(1)	M$	31.7	27.5	25.4	83.0	69.9
Sustaining capital(1)	M$	3.7	4.9	2.5	13.5	3.9
Sustaining lease payments	M$	0.1	0.1	0.2	0.3	0.3
Reclamation expenses	M$	0.3	0.3	0.3	1.0	0.8
Total AISC(1)	M$	35.8	32.8	28.4	97.8	74.9
AISC contribution margin(1)	M$	4.4	(0.8)	1.3	(1.4)	11.0
Non-sustaining expenditures	M$	0.3	1.0	0.8	2.6	2.4
Unit analysis
Realized gold price per oz sold	$/oz	2,476	2,342	1,919	2,322	1,925
Cash costs per oz sold(1)	$/oz	1,949	2,012	1,644	1,999	1,569
AISC per oz sold(1)	$/oz	2,203	2,399	1,834	2,356	1,682
Mining cost per tonne mined	$/t	3.00	2.98	4.04	3.04	3.20
Processing cost per tonne processed	$/t	22.03	29.10	20.63	24.75	23.13
G&A cost per tonne processed	$/t	5.26	4.35	3.96	4.73	4.81
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q3 2024 Analysis
Production
Production was higher for Q3 2024 compared to Q3 2023 due to higher ore volumes processed and higher grades, offset partially by lower recoveries. Production was lower for the nine months ended September 30, 2024 compared to the same period in 2023 due to lower recoveries. Processing challenges have been encountered in 2024 and the plant had increased down time related to modifications for the detox, adsorption/desorption/recovery (“ADR”) and electrowinning circuits. The team continues to work through planned optimization initiatives. Installation of a new trunnion on the SAG mill has enabled higher throughput in spite of additional plant downtime in Q3 2024.
Mining unit costs were lower for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to the impact of a weakening of the BRL and an increase in tonnes moved in Q3 2024. Processing unit costs were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to an increase in consumables and maintenance costs.
Cash costs per oz sold were higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 principally due to lower recoveries and higher strip ratio in 2024. AISC per oz sold was higher for the three and nine months ended September 30, 2024 compared to the same periods in 2023 due to higher cash costs per oz sold, in addition to higher sustaining capital spend driven by higher capitalized stripping.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024
Sustaining capital expenditures for the three and nine months ended September 30, 2024 were $3.7 million and $13.5 million, respectively, related to capitalized waste stripping and a TSF raise. Non-sustaining expenditures for the three and nine months ended September 30, 2024 were $0.3 million and $2.6 million, respectively, primarily related to exploration.
Exploration and Development
Exploration drilling at Santa Luz in Q3 2024 included 2,329 m of drilling, bringing the year-to-date total to 8,270 m and completing the planned 2024 program. Drilling was focused on several high-priority regional targets. Exploration expenditures at Santa Luz for the three and nine months ended September 30, 2024 were $0.9 million and $2.6 million, respectively.
Outlook
The focus at Santa Luz in 2024 is on improving steady state plant throughput to achieve and maintain design capacity of 2.7 million tonnes per year and increasing recoveries. In addition to modifications to the detox, ADR and electrowinning circuits, Santa Luz installed a new trunnion on the SAG mill and a desliming circuit in late June 2024. The new trunnion increases SAG mill throughput by up to 10%. The addition of a desliming circuit is intended to remove a portion of the total organic carbon from ore feed and is expected to result in an overall improvement in recovery of up to 6%. The desliming circuit is being commissioned during Q4 2024.
Santa Luz production guidance for 2024 is 70,000 to 80,000 ounces of gold, with cash costs of $1,495 to $1,595 per oz and AISC of $1,900 to $2,000 per oz.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
The Company acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Orion holding the remaining 40% interest. On May 13, 2024, Equinox Gold acquired Orion’s 40% interest to fully consolidate ownership of Greenstone into Equinox Gold. First gold was poured on May 22, 2024 and the mine continues to ramp up. Greenstone is an open-pit mine with the expectation of producing 5.2 million ounces of gold over an initial 15-year mine life.

		Three months ended		Nine months ended
Operating data	Unit	September 30, 2024	June 30, 2024[1]	September 30, 2024
Ore mined	kt	2,038	1,276	3,963
Waste mined	kt	6,579	5,811	17,228
Open pit strip ratio	w:o	3.23	4.56	4.35
Tonnes processed	kt	1,319	725	2,044
Average gold grade processed	g/t	1.15	1.28	1.20
Recovery	%	78.6	88.0	82.1
Gold produced	oz	42,448	16,247	58,695
Gold sold	oz	43,747	10,358	54,105
Financial data
Revenue(3)	M$	106.1	23.9	130.0
Cash costs(2)	M$	40.7	7.8	48.4
Reclamation expenses	M$	0.4	0.1	0.5
Total AISC(2)	M$	41.1	7.9	48.9
AISC contribution margin(2)	M$	65.0	16.0	81.1
Non-sustaining expenditures	M$	65.0	74.0	191.8
Unit analysis
Realized gold price per oz sold	$/oz	2,425	2,312	2,403
Cash costs per oz sold(2)	$/oz	930	750	895
AISC per oz sold(2)	$/oz	938	762	904
(1)Certain operating information has been updated from the prior quarter.
(2)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Revenue is reported net of silver revenue.
(4)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2024 excludes Greenstone results as the mine is currently in pre-commercial production and has not yet achieved commercial production.
2024 Update and Outlook
Greenstone construction commenced in Q4 2021 and was substantially complete at the end of Q4 2023. Commissioning activities commenced in Q1 2024 and continued through Q3 2024. Greenstone achieved a rolling 30-day average throughput of more than 60% of plant design capacity in August 2024. Updated 2024 guidance for Greenstone is 110,000 to 130,000 ounces of gold (previously 175,000 to 205,000 ounces) at a cash cost of $850 to $950 per ounce (from $690 to $790 per ounce) and an AISC of $1,050 to $1,150 per ounce (from $840 to $940 per ounce).
During Q1 2024, commissioning activities focused on the high-pressure grinding rolls (HPGR), ball mill #1, and thickener and leach tanks, gravity circuit, reagents, carbon stripping, refining and gold room. Fourteen CAT 793F trucks, two Epiroc D65 drills, two Epiroc Pit Viper 235 drills, three Komatsu PC5500 shovels and four Komatsu D375A-8 dozers were in service at March 31, 2024. Plant operational readiness activities were essentially complete at March 31, 2024 and ready for plant operations and ramp-up, with all senior plant operators on board.
During Q2 2024, commissioning activities continued. Ore was introduced into the system on April 6, 2024 and the first gold pour was achieved on schedule, on May 22, 2024. Process plant facilities were turned over to the operations team and construction team demobilization activities were substantially complete by the end of Q2 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

DEVELOPMENT PROJECTS (CONTINUED)
Ramp-up of the mine continued to progress through Q3 2024. At September 30, 2024, the mine had moved more than 40 million tonnes of material and had more than 2.7 million tonnes of ore stockpiled. With continued expansion of the mining areas and the commissioning of additional haul trucks, mining rates increased substantially during the third quarter, from average daily tonnes mined of approximately 76,000 tpd in July to 87,000 tpd in August and 125,000 tpd in September, with peak movement exceeding 180,000 tpd during September.
Plant throughput for the crushing and grinding circuits averaged approximately 14,300 tpd during Q3 2024, increasing from 12,300 tpd in July to 17,500 tpd in August and to 13,200 tpd in September, reflecting two multi-day shut downs during September to address certain wear and other issues identified during the ramp-up process. The plant processed a total of 1.3 million tonnes in Q3 2024 and both the crushing and grinding circuits have demonstrated ample capacity to operate at the full production rate of 27,000 tpd.
At the end of Q3 2024, 25 CAT 793 haul trucks, two Epiroc D65 drills, five Epiroc Pit Viper 235 drills, four Komatsu PC5500 shovels, one Komatsu WE1850 loader, one CAT 834 wheel dozer, and six Komatsu D375A-8 dozers were in service, with an additional CAT 6030 excavator and four CAT 793 haul trucks expected to be commissioned in early 2025. Hiring has advanced, with more than 90% of positions filled as of September 30, 2024 and is on track for all 2025 positions to be filled by the end of Q4 2024.
Throughput steadily increased through October and, as of November 5, 2024, the trailing 20-day throughput averaged 20,400 tpd, representing 76% of design.
The crushing and grinding circuits have demonstrated operation at the full production rate of 27,000 tpd (crushing over 32,000 tpd, milling over 27,000 tpd). Gold recovery reached daily highs over 90% and averaged 78% through October. The current focus is on increasing plant availability and recoveries.
Changes to the wet screens in October reduced premature wear and associated down time. Changes to the cyclone feed pumps and other areas are also expected to meaningfully reduce plant downtime and increase overall plant availability.
Recoveries to date reflect higher-than-planned solution tails grade, predominantly at higher throughputs, due to ineffective seating of certain valves in the CIP circuit. Greenstone determined a dart-style valve will seat more effectively and prevent pregnant solution losses to tailings. The replacement valves are ordered and scheduled to be received in January 2025. With these improvements underway, Greenstone is well positioned to continue its ramp-up to design rates.
On November 6, 2024, the Company announced Greenstone was in commercial production based on revised criteria and on operating progress in October 2024.
Technical Report
On October 1, 2024, Equinox Gold released an updated technical report that outlined a new mine plan with a larger pit, more Mineral Reserves and a longer mine life, producing an estimated 5.2 million ounces over Greenstone’s initial 15-year mine life. Production is expected to average 390,000 ounces per year for the first five years, and approximately 330,000 ounces per year life of mine, with updated capital and operating costs. The technical report is available for download on the Company’s website, on SEDAR+ and on EDGAR.
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion that would increase production and extend the mine life of Los Filos by developing the Bermejal underground deposit and constructing a 10,000 tpd CIL processing plant that would process higher-grade ore and operate concurrently with the existing heap leach facilities.
2024 Update and Outlook
While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, the ability to successfully negotiate new land access agreements, receipt of an amended environmental permit, market conditions, and availability and cost of capital. Currently the Los Filos team is focused on implementation of operational improvements, advancing community dialogue, and social investment projects.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

DEVELOPMENT PROJECTS (CONTINUED)
Castle Mountain Project, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. Phase 2 is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad residual leaching to recover additional gold. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower third of global gold mining costs.
2024 Update and Outlook
The Company continues to advance optimization work on the processing circuit and Front End Engineering Design (“FEED”). While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (“BLM”)) in March 2022. The lead agencies reviewed Plan completeness in early 2023 and the BLM requested minor Plan changes, which were resubmitted for final BLM review in Q3 2023. The Company received the BLM determination that the Plan is complete in Q1 2024 and expects to receive the notice of intent from the BLM in Q1 2025, which commences the formal permitting review process.
A Memorandum of Understanding is being negotiated between the BLM, San Bernardino County and Castle Mountain to conduct an Environmental Impact Statement (“EIS”) / Environmental Impact Report (“EIR”) to analyze the potential environmental impact of the Phase 2 expansion. The Company anticipates the draft EIS stage of formal environmental analysis to occur throughout 2025 and 2026. During Q2 2024, the project lead agencies and Equinox Gold awarded management of project permitting and environmental analysis to SWCA Environmental Consultants.
In August 2024, given the increasing costs associated with contract mining and crushing and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company suspended mining at Castle Mountain for the duration of the Phase 2 permitting process. Residual leaching and gold production is expected to continue through the remainder of 2024.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and several satellite open pit deposits. The underground mine would operate concurrently with the open pits.
2024 Update and Outlook
The Company continues to advance engineering studies for an underground mine below the Piaba pit. The Company is focused on improving accuracy for underground work areas of ventilation, access from the portals for mining layouts and ore extraction, as well as planning that is required prior to construction of a portal and underground decline. The underground decline would allow for ore zone access for underground drilling and bulk sampling, and the portal and underground development would be sized to ultimately be useable as a production decline for underground operations. As a result of the geotechnical event in the Piaba pit, the construction of a portal and underground decline has been deferred to 2025.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had two lost-time injuries during Q3 2024. The Company’s Lost-time Injury Frequency Rate is 0.40 per million hours worked for the 12-month rolling period (0.40 for Q3 2024), compared to the target of 0.61 per million hours worked for calendar year 2024. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, is 1.79 per million hours worked for the 12-month rolling period (1.78 for Q3 2024), compared to the target of 3.00 per million hours worked for calendar year 2024.
Equinox Gold had a fatality during Q2 2024. The incident occurred during work in the Fazenda underground; one other worker received a minor injury. A site-wide safety stop took place and Fazenda held four full days of safety refresher training for its workforce before restarting operations. An internal investigation to determine the cause of the incident has been completed, the learnings of which have been shared across the organization.

Environment
During Q3 2024, there were no significant environmental incidents as defined by the Company’s environmental standards. The Company’s SEIFR is 0.25 per million hours worked for the 12-month rolling period (0.00 for Q3 2024) compared to the target of 1.26 per million hours worked for calendar year 2024.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold seeks to engage in early, frequent and transparent dialogue with stakeholders to help build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams solicit feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During 2024, the Company has undertaken several Indigenous and community engagement activities.
In Canada, Greenstone started delivering Indigenous Cross-cultural Awareness Training to its workforce. The Company sponsored golf, curling and hockey tournaments in Kenogamisis Golf Club, Geraldton and Longlac, and supported female entrepreneurship in partnership with the Greenstone Economic Development Corporation. Members of the Greenstone team participated in the Lakehead University Powwow, as well as in each of its Indigenous partners’ Powwow during August and September. Greenstone celebrated National Indigenous Day and supported each of the communities in the area for National Indigenous Day celebrations: Ginoogaming First Nation, Aroland First Nation, Animbiigoo Zaagi’igaan Anishinaabek, Long Lake #58 First Nation and the Métis Nation of Ontario. The Company also commemorated the National Day of Truth and Reconciliation with an event held at the MacLeod Provincial Park. In addition, First Nations Chiefs were invited to Greenstone to witness a gold pour, together with the Premier of Ontario.
In Brazil, all sites continued the implementation of community programs that support education, sports, cultural development and skills training. Fazenda worked with contractors to support a community skills development program as well as their local recruitment program, and one contractor successfully hired 14 individuals from Barrocas and Teofilândia in March. Fazenda participated in Environment Week of the Barrocas community and received students from Canto community and members of the Special Parents and Friends Association for mine tours. Fazenda also organized Easter egg and Christmas cake manufacturing courses for women from Canto, Barreiras, and Fazenda Brasileiro, providing them with valuable skills and alternative income generating activities, and is also helping these women find clients for their products. Members of the Fazenda team participated in the Independence Day parade in Teofilândia, promoting the role of women in mining.
Aurizona continued with skills development and training programs for community members and supported community health by providing opportunities for physical activity such as capoeira, a style of martial art, establishing a gym facility, investing in the Street Soccer program, and sponsoring the Female Soccer Tournament.
Santa Luz assisted the local government with road maintenance, organized environmental education lectures in neighbouring communities, and continued the implementation of skills development and training programs for community members. RDM supported the local government in their campaign to prevent and fight the spread of dengue fever, continued its involvement with a project dedicated to supporting children’s and elders’ rights, held public discussions and a workshop on tailings dam safety, and was the first site to host Cinema in the Community, an annual event where a truck that turns into a movie theatre visits local communities.
In Mexico, Los Filos continued the community dialogue process to negotiate new land use and social agreements that would improve the long-term economic viability of the mine. The site continues its commitment to supporting education through its Scholarship Programs. The site signed an agreement with the Autonomous University of Guerrero to conduct a participatory water monitoring program in Mezcala community, in addition to the reforestation program that began during Q1 2024 with this same community. Los Filos completed construction of the Carrizalillo healthcare center and continued works to improve the community water distribution system. The site continued to support local economy projects, such as agave replanting and commercial mezcal production in Xochipala. In August, Los Filos opened a new Community Engagement Office in Mezcala and had the community authorities of Carrizalillo, Mezcala and Xochipala, together with a representative of the municipal government and the Secretary of Economic Development of Guerrero State, at the opening ceremony.
In the USA, Castle Mountain maintained an ongoing partnership with the Desert Research Institute, focusing on ecology research. To support conservation efforts, the team donated a dozen salvaged cacti to the Mojave Desert Heritage & Cultural Association and donated salvaged Joshua tree, yucca and other cacti to the Las Vegas Valley Water District.
In August, the Company successfully completed its Ride to Greenstone initiative, an epic 3,634 km bike relay from Vancouver, BC to Geraldton, Ontario to celebrate the official opening of Greenstone and raise money for the Geraldton District Hospital. The initiative raised more than C$1.3 million for the hospital which serves a 2,767-km2 region in Northern Ontario including five Indigenous communities and the Greenstone workforce. Equinox Gold’s mine sites in California, Mexico and Brazil sent cyclists and medics to join this expedition and also organized a variety of events to raise approximately C$200,000 for charities in their local communities, bringing the Company’s global workforce, contractors and suppliers together to support the communities in which we work. The cyclists left Vancouver on August 5, 2024 and arrived as scheduled at Greenstone on August 28, 2024 for two days of celebration. Information on the Ride to Greenstone and the seven charities is available on the Ride to Greenstone website at https://ridetogreenstone.com/.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
ESG Reporting
In May 2024, the Company’s 2023 ESG Report was published, including a Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”) indicators index. The report was fully translated to Spanish and Portuguese, and all three versions are available to download on the Company’s website at https://www.equinoxgold.com/responsible-mining/. The ESG Report integrates disclosures previously published in the Company’s Water Stewardship Report, Climate Action Report and Tailings Management Overview into one single document.
In Q1 2024, the Company received its Morningstar Sustainalytics ESG Risk Rating, which was updated in Q3, achieving a score of 29.8 out of 100 (a lower number is better) effectively placing the Company in a “medium risk” with “strong management” category.
In Q3 2024, the Company completed an internal audit of selected ESG indicators and identified opportunities to improve the Company’s ESG data collection systems. The Company will commence its 2024 ESG reporting cycle in Q4, integrating improved controls and advancing its ESG Data Integration Project, which automates the consolidation of indicators.

CORPORATE
Acquisition of Orion’s 40% Interest in Greenstone
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund, an entity that held Orion’s 40% interest in Greenstone, for total consideration as measured for purposes of financial reporting of $960.9 million. The acquisition resulted in the Company owning 100% of Greenstone.
Prior to completion of the Greenstone Acquisition, Greenstone was a joint operation in which the Company had a 60% interest and the Company’s share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. Upon completion of the Greenstone Acquisition, the Company obtained full control of Greenstone. The Company determined that Greenstone constitutes a business and that the Greenstone Acquisition represents a business combination achieved in stages.
In a business combination achieved in stages whereby the Company obtains control of a business that is a joint operation, the Company remeasures its share of assets and liabilities of the joint operation immediately before the acquisition date of the business combination at their acquisition-date fair values and recognizes the resulting gain or loss in profit or loss. The Company recognized a gain of $470.4 million in other (expense) income for the three and nine months ended September 30, 2024, net of the cumulative foreign currency translation loss of $38.5 million reclassified to net income, and recognized related deferred tax expense of $147.6 million on remeasurement of its share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values.
The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company’s previously held interest in Greenstone immediately prior to the acquisition date, has been accounted for and recorded in the financial statements as follows:

Cash consideration	$705,037
Deferred cash consideration(1)	38,254
Share consideration(2)	217,640
Total consideration transferred	960,931
Fair value of previously held 60% interest in Greenstone	1,645,914
$2,606,845
(1)    As part of the consideration for the Greenstone Acquisition, the Company issued a non-interest bearing promissory note to Orion with a principal amount of $40.0 million ($38 million discounted to present value) and maturity date of December 31, 2024.
(2)    The fair value of the 42.0 million common shares issued to Orion was determined based on the Company’s quoted common share price of C$7.09 per share on the acquisition date.
The Company funded the cash consideration with net proceeds from a new $500 million Term Loan (see the following section for additional detail) and a bought deal equity financing of common shares of Equinox Gold at a price of $5.30 per common share (the “Offering”). The Offering, including an over-allotment option, closed on April 26, 2024 and the Company issued 56,419,000 common shares for aggregate gross proceeds of $299 million.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

CORPORATE (CONTINUED)
Term Loan
On May 13, 2024, in connection with the Greenstone Acquisition, the Company amended its credit facility to include a $500 million non-revolving Term Loan with a maturity date of May 13, 2027. No principal repayments are required under the Term Loan during the first two years of the three-year term. Quarterly repayments will commence on August 13, 2026 equal to 10% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The Company may prepay any portion of the outstanding Term Loan at any time without penalty.
The Term Loan, together with the Company’s $700 million revolving facility (the “Revolving Facility”), are collectively referred to as the Credit Facility. Except for amendments to certain of the financial covenants, there were no changes to the terms of the Credit Facility. The amendment to the Credit Facility was accounted for as a non-substantial modification. On amendment, the Company recognized a modification gain of $3.5 million in other (expense) income to reflect the adjusted amortized cost of the Credit Facility, net of transaction costs of $7.6 million incurred in connection with the modification.
Convertible Notes Amendments and Conversion of the 2019 Convertible Note
In April and May 2024, the Company amended the terms of its 2019 and 2020 Convertible Notes. The maturity date of the 2019 Convertible Note was extended from April 12, 2024 to October 12, 2024 and the maturity date of the 2020 Convertible Note was extended from March 10, 2025 to September 10, 2025. In addition, the conversion price of the 2020 Convertible Note was amended from $7.80 per share to $6.50 per share.
The 2019 Convertible Note was fully converted into common shares of the Company in October 2024 at the holders’ option, at the conversion price of $5.25 per share. On conversion of the 2019 Convertible Note, the Company issued a total of 26.6 million common shares which included the issuance of 24,761,905 common shares to Ninety Fourth Investment Company LLC (“Ninety Fourth”), an affiliate of MDC Industry Holding Company LLC.
i-80 Gold Share Sale
On May 29, 2024, the Company sold its remaining 50.2 million common shares of i-80 Gold for total proceeds of $48.0 million and derecognized the carrying amount of the marketable securities of $48.0 million.
At-the-Market Equity Offering Program (“ATM Program”)
For the three months ended March 31, 2024, the Company issued 10.9 million common shares under the ATM Program at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million. At March 31, 2024, the Company had issued a cumulative total of 22.5 million (December 31, 2023 - 11.6 million) common shares under the ATM Program for total gross proceeds of $100.0 million (December 31, 2023 - $49.8 million), and the ATM Program had been fully utilized. The Company used proceeds from the ATM to continue expanding production from its current asset base through exploration and development, for mergers and acquisitions, and for general corporate and administration expenses and general working capital purposes.
Subsequent Events
On October 1, 2024, the Company filed a short form base shelf prospectus that permits the issuance of the Company’s securities comprising any combination of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances over a period of 25 months in Canada and the United States, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and as set forth in an accompanying prospectus supplement.
On October 9, 2024, Mr. Fraz Siddiqui resigned from the Company’s Board of Directors. Mr. Siddiqui was the Board appointee of Mubala Investment Company under an investor rights agreement. With conversion of the 2019 Convertible Note and subsequent sale of the issued shares, Mubadala no longer has the right to a Board appointment.
Under the gold prepay transaction agreements which were entered into in March 2023 and June 2023, the Company received upfront cash payments in exchange for delivering to the counterparties 3,869 ounces of gold per month from October 2024 to July 2026. In October 2024, the Company entered into amending agreements with the counterparties to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces will be delivered evenly over May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

FINANCIAL RESULTS

Selected financial results for the three and nine months ended September 30, 2024 and 2023

$ amounts in millions, except per share amounts	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue	$428.4	$284.7	$939.1	$790.4
Cost of sales
Operating expense	(268.3)	(201.1)	(650.7)	(566.0)
Depreciation and depletion	(58.7)	(58.4)	(149.0)	(154.0)
Income from mine operations	101.4	25.2	139.4	70.4
Care and maintenance expense	—	—	—	(1.4)
Exploration and evaluation expense	(3.8)	(2.6)	(8.9)	(8.4)
General and administration expense	(13.4)	(14.0)	(40.2)	(36.2)
Income from operations	84.2	8.6	90.3	24.3
Finance expense	(19.7)	(15.3)	(57.8)	(42.3)
Finance income	2.0	3.0	6.3	9.3
Share of net income (loss) in associate	—	—	0.7	(17.1)
Other income (expense)	(29.6)	(2.3)	410.4	32.1
Net income (loss) before taxes	36.8	(5.9)	449.8	6.4
Income tax recovery (expense)	(36.5)	8.1	(208.5)	18.6
Net income	$0.3	$2.2	$241.3	$25.0
Net income per share attributable to Equinox Gold shareholders
Basic	$0.00	$0.01	$0.63	$0.08
Diluted	$0.00	$0.01	$0.54	$0.08
Income from Mine Operations
Revenue for Q3 2024 was $428.4 million (Q3 2023 - $284.7 million) on sales of 173,973 ounces of gold (Q3 2023 - 148,231 ounces). Revenue increased by 50% in Q3 2024 compared to Q3 2023 primarily due to a 17% increase in gold ounces sold and a 28% increase in the average realized gold price per ounce sold. Revenue for the nine months ended September 30, 2024 was $939.1 million (nine months ended September 30, 2023 - $790.4 million) on sales of 405,901 ounces of gold (nine months ended September 30, 2023 - 409,620 ounces). Revenue increased primarily due to a 20% increase in the average realized gold price per ounce sold, offset partially by a 1% decrease in gold ounces sold.
Gold ounces sold in Q3 2024 were higher compared to Q3 2023 primarily due to production at Greenstone offset partially by lower production at Aurizona. At Aurizona, the lower production was due to the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues. At Greenstone, ore was introduced into the system on April 6, 2024 and the first gold pour was achieved on schedule on May 22, 2024.
Gold ounces sold for the nine months ended September 30, 2024 were 1% lower compared to the same period in 2023 with production at Greenstone mostly offsetting lower production from Aurizona and, to a lesser extent, the other mines.
Operating expense in Q3 2024 was $268.3 million (Q3 2023 - $201.1 million) and for the nine months ended September 30, 2024 was $650.7 million (nine months ended September 30, 2023 - $566.0 million). Operating expense in Q3 2024 increased 33% compared to Q3 2023 primarily due to higher gold ounces sold and increased costs. Operating expense for the nine months ended September 30, 2024 increased by 15% compared to the same period in 2023 primarily due to lower recoveries and increased costs.
Depreciation and depletion in Q3 2024 was $58.7 million (Q3 2023 - $58.4 million) and for the nine months ended September 30, 2024 was $149.0 million (nine months ended September 30, 2023 - $154.0 million). The decrease for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to lower depreciation and depletion at Aurizona as a result of lower production.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

FINANCIAL RESULTS (CONTINUED)
General and Administration
General and administration expense in Q3 2024 was $13.4 million (Q3 2023 - $14.0 million) and for the nine months ended September 30, 2024 was $40.2 million (nine months ended September 30, 2023 - $36.2 million). General and administration expense in Q3 2024 was comparable to Q3 2023. The increase for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to an increase in share-based compensation expense and salaries and benefits, which were driven primarily by an increase in headcount as the Company continues to grow.
Finance Expense
Finance expense in Q3 2024 was $19.7 million (Q3 2023 - $15.3 million) and for the nine months ended September 30, 2024 was $57.8 million (nine months ended September 30, 2023 - $42.3 million). The increase for the three and nine months ended September 30, 2024 compared to the same periods in 2023 was primarily due to an increase in both the amount drawn and interest rates on the Company’s Revolving Facility, and interest expense related to the gold sale prepay arrangements executed in Q1 2023 and Q2 2023 and the gold sale arrangement with Versamet that closed in Q4 2023.
Share of Net Income (Loss) in Associate
Share of net income in associate in Q3 2024 was $0.0 million (Q3 2023 - $0.0 million share of net loss) and for the nine months ended September 30, 2024 was $0.7 million (nine months ended September 30, 2024 - share of net loss of $17.1 million). The share of net income in Q3 2024 and net loss in Q3 2023 relates to the Company’s investment in Versamet. For the nine months ended September 30, 2023, the share of net loss was primarily due to a net loss incurred by i-80 Gold in Q4 2022, which the Company recognized its share of in Q1 2023.
On June 5, 2024, the Company’s investment in Versamet was reduced to 13.4% (December 31, 2023 - 20.3%). Based on the Company’s share of outstanding voting rights held, the Company determined that it no longer had significant influence over Versamet, and discontinued the use of the equity method to account for its investment in Versamet as of June 5, 2024. The carrying amount of the Company’s interest in Versamet was reclassified from investment in associate to non-current financial assets measured at fair value through other comprehensive income.
On March 31, 2023, the Company discontinued the use of the equity method to account for its investment in i-80 Gold when the Company sold a portion of its shares in i-80 Gold.
Other Income (Expense)
Other expense for Q3 2024 was $29.6 million (Q3 2023 - other expense of $2.3 million) and for the nine months ended September 30, 2024 was $410.4 million (nine months ended September 30, 2023 - other income of $32.1 million).
The following table summarizes the significant components of other income (expense):

	Three months ended		Nine months ended
$ amounts in millions	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Change in fair value of foreign exchange contracts	$3.6	$(6.4)	$(19.9)	$35.0
Change in fair value of gold contracts	(25.2)	6.2	(45.4)	9.2
Change in fair value of power purchase agreement	1.4	(0.6)	5.8	(7.8)
Gain on remeasurement of previously held interest in Greenstone	—	—	470.4	—
Gain on reclassification of investment in Versamet	—	—	5.6	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	—	—	34.5
Expected credit losses and write-offs	(0.1)	—	(0.5)	(13.3)
Gain (loss) on modification of debt	—	—	5.4	(4.3)
Foreign exchange gain (loss)	$(1.4)	$1.9	$7.0	$(6.1)
Other expense	$(7.9)	$(3.5)	$(17.9)	$(14.9)
Total other income (expense)	$(29.6)	$(2.3)	$410.4	$32.1
The change in fair value of foreign exchange contracts for Q3 2024 was a gain of $3.6 million (Q3 2023 - loss of $6.4 million) and for the nine months ended September 30, 2024 was a loss of $19.9 million (nine months ended September 30, 2023 - gain of $35.0 million). The loss recognized for the nine months ended September 30, 2024 was primarily due to the impact of the weakening of the BRL and MXN relative to the USD compared to December 31, 2023. The gain recognized for the nine months ended September 30, 2023 was primarily due to the impact of the strengthening of the MXN and BRL relative to the USD compared to December 31, 2022.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

FINANCIAL RESULTS (CONTINUED)
The change in fair value of gold contracts for Q3 2024 was a loss of $25.2 million (Q3 2023 - gain of $6.2 million) and for the nine months ended September 30, 2024 was a loss of $45.4 million (nine months ended September 30, 2023 - gain of $9.2 million). The losses and gains recognized for the three and nine months ended September 30, 2024 and 2023, respectively, related to gold collar contracts entered into during 2023 and H1 2024. The changes in fair value of gold contracts in both 2024 and 2023 were driven by changes in the forward gold price relative to the gold contract strike price.
The gain on modification of debt for the nine months ended September 30, 2024 primarily relates to the amendment of the Company’s Credit Facility to include a $500 million non-revolving Term Loan with a maturity date of May 13, 2027. The loss on modification of debt for the nine months ended September 30, 2023 relates to an amendment of the interest rate margins applicable to amounts drawn on the Company’s Revolving Facility.
Income Tax Recovery (Expense)
In Q3 2024, the Company recognized tax expense of $36.5 million (Q3 2023 - tax recovery of $8.1 million) and for the nine months ended September 30, 2024 recognized a tax expense of $208.5 million (nine months ended September 30, 2023 - tax recovery of $18.6 million). The tax expense for the three months ended September 30, 2024 is primarily due to profitable operations in Canada, Brazil and Mexico and the impact of the weakening of the BRL and MXN on the BRL and MXN denominated tax base.
The tax expense for the nine months ended September 30, 2024 was primarily due to the impact of the remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, profitable operations in Brazil and Mexico and the impact of the weakening of the BRL and MXN on the BRL and MXN denominated tax base.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2024:

$ amounts in millions, except per share amounts	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenue	$428.4	$269.4	$241.3	$297.8
Cost of sales
Operating expense	(268.3)	(198.6)	(183.8)	(198.2)
Depreciation and depletion	(58.7)	(44.2)	(46.2)	(61.0)
Income from mine operations	101.4	26.6	11.4	38.6
Care and maintenance expense	—	—	—	—
Exploration and evaluation expense	(3.8)	(2.7)	(2.5)	(3.3)
General and administration expense	(13.4)	(12.7)	(14.1)	(10.0)
Income (loss) from operations	84.2	11.3	(5.3)	25.3
Finance expense	(19.7)	(20.7)	(17.4)	(17.9)
Finance income	2.0	2.4	2.0	2.4
Share of net income (loss) in associate	—	0.3	0.4	(0.4)
Other income (expense)	(29.6)	454.0	(13.9)	(1.0)
Net income (loss) before taxes	36.8	447.3	(34.2)	8.3
Income tax expense	(36.5)	(163.5)	(8.5)	(4.5)
Net income (loss)	$0.3	$283.8	$(42.8)	$3.9
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.00	$0.72	$(0.13)	$0.01
Diluted	$0.00	$0.61	$(0.13)	$0.01

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue	$284.7	$271.6	$234.1	$259.3
Cost of sales
Operating expense	(201.1)	(192.7)	(172.2)	(168.2)
Depreciation and depletion	(58.4)	(48.2)	(47.4)	(59.0)
Income from mine operations	25.2	30.7	14.5	32.0
Care and maintenance expense	—	(0.3)	(1.1)	(1.4)
Exploration and evaluation expense	(2.6)	(4.0)	(1.8)	(4.5)
General and administration expense	(14.0)	(12.3)	(9.9)	(12.8)
Income from operations	8.6	14.1	1.6	13.3
Finance expense	(15.3)	(14.3)	(12.7)	(12.4)
Finance income	3.0	3.3	3.0	2.6
Share of net income (loss) in associate	—	(1.1)	(16.0)	(3.6)
Other income (expense)	(2.3)	2.6	31.9	(4.9)
Net income (loss) before taxes	(5.9)	4.5	7.8	(5.0)
Income tax recovery	8.1	0.8	9.6	27.6
Net income	$2.2	$5.4	$17.4	$22.6
Net income per share attributable to Equinox Gold shareholders
Basic	$0.01	$0.02	$0.06	$0.07
Diluted	$0.01	$0.02	$0.05	$0.07

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2024, the Company had financial, operating, and capital commitments of $849.4 million that require settlement within the next 12 months. In October 2024, the 2019 Convertible Note was fully converted into common shares of the Company, at the holders’ option, reducing the Company’s financial commitments that required settlement within the next 12 months by $139.7 million.
At September 30, 2024, the Company had cash and cash equivalents of $167.8 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $104.6 million remained undrawn as at September 30, 2024. On April 9, 2024, the Company drew down $60.0 million on the Revolving Facility. The Revolving Facility also provides for an uncommitted accordion feature that permits the Company to request an increase in the principal amount of the facility by up to $100.0 million.
Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its unrestricted cash balance, liquid assets and available credit from the Revolving Facility are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months, which includes repayment of the 2020 Convertible Notes in September 2025 and the required funding of Greenstone during commissioning. Additionally, the Company has hedged 195,000 ounces of gold over the next 12 months to reduce its liquidity risk, as described in more detail in note 10(b)(ii) to the Company’s condensed consolidated interim financial statements.
Volatility in the gold price contributes to risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due and fund the Company’s ongoing development and construction projects. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at September 30, 2024 were $167.8 million (December 31, 2023 - $192.0 million) and net working capital was $(132.9) million (December 31, 2023 - $354.4 million). The decrease in working capital compared to December 31, 2023 was primarily due to increases in the current portion of loans and borrowings with the 2020 convertible notes included as current as of September 30, 2024, deferred revenue associated with the Gold Prepay Transactions, and the current portion of derivative liabilities. The significant components of working capital are described below.
Current inventories at September 30, 2024 were $440.8 million (December 31, 2023 - $412.0 million). The increase was mainly due to increases in stockpile and work-in-process inventories and supplies inventory at Greenstone as it progresses through the commissioning period. These increases were partially offset by a decrease in current inventories at Aurizona due to the processing of stockpiled ore while mining was suspended in the Piaba pit commencing Q2 2024, and at Mesquite due to reclassifying ounces on the leach pad as non-current to reflect the slower than anticipated recovery curve.
Marketable securities at September 30, 2024 were $6.9 million (December 31, 2023 - $92.7 million). The decrease was primarily due to the sale of the Company’s remaining 50.2 million common shares of i-80 Gold in May 2024 for total proceeds of $48.0 million and a decrease in the market value of the shares prior to sale.
Trade and other receivables at September 30, 2024 were $64.5 million (December 31, 2023 - $82.3 million). The following table summarizes the significant components of trade and other receivables:

$ amounts in millions	September 30, 2024	December 31, 2023
Trade receivables	$7.0	$9.9
Value-added tax receivables	39.1	55.3
Income tax receivables	2.7	7.6
Other receivables	15.7	9.6
Total	$64.5	$82.3
The decrease in value-added tax (“VAT”) receivable primarily relates to decreases at Los Filos and Aurizona.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Current liabilities at September 30, 2024 were $860.1 million (December 31, 2023 - $479.6 million). The increase was primarily due to an increase in deferred revenue associated with the Gold Prepay Transactions that were entered into in Q1 2023, Q2 2023 and Q4 2023. The deferred revenue amounts are accreted to the expected transaction price using the effective interest rate method and will be settled through the delivery of gold. In October 2024, the Company entered into amending agreements with the counterparties to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces, representing approximately $41.9 million of the current deferred revenue balance at September 30, 2024, will be delivered evenly over May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period.
Current derivative assets at September 30, 2024 were $2.3 million (December 31, 2023 - $17.7 million) and current derivative liabilities were $93.4 million (December 31, 2023 - $8.8 million). The Company’s derivative financial instruments consist primarily of foreign exchange contracts entered into to reduce the risk of variability in foreign currencies in which the Company operates and gold contracts entered into to reduce the risk of decreases in gold prices. The increase in derivative liabilities is attributable primarily to the assumption of 100% of the Greenstone Contingent Consideration, with $57.6 million classified as current as at September 30, 2024 (December 31, 2023 - $4.0 million). The decrease in derivative assets and increase in derivative liabilities was also due to changes in market foreign exchange rates and gold prices relative to the contract foreign exchange rates and gold prices.
Cash Flow
Cash provided by operating activities for the three and nine months ended September 30, 2024 was $139.5 million and $124.3 million, respectively (three and nine months ended September 30, 2023 - $69.3 million and $232.6 million). In Q3 2024, the increase in cash provided by operating activities relates primarily to higher income from mine operations due to higher gold prices and higher gold ounces sold, including results from Greenstone during the pre-commercial production period, as well as the impact of a smaller build up of inventory in Q3 2024 compared to Q3 2023 and the timing of collection of VAT receivables, offset partially by an increase in cash used of $19.4 million for settlement of derivatives. For the nine months ended September 30, 2024, the decrease in cash provided by operating activities compared to the same period in the prior year was primarily due to a cash proceeds of $149.4 million received in Q1 2023 in connection with the gold prepay arrangement entered into in March 2023 with no similar receipt in 2024. The impact of this was partially offset by the impact of higher income from mine operations due primarily to the contribution from Greenstone during the pre-commercial production period and higher gold prices.
Cash used in investing activities for the three and nine months ended September 30, 2024 was $125.9 million and $980.1 million, respectively (three and nine months ended September 30, 2023 - $150.8 million and $319.2 million, respectively). The decrease in cash used in investing activities for the three months ended September 30, 2024 compared to the same period in 2023 was primarily due to a decrease in expenditures on mineral properties, plant and equipment. The increase in cash used in investing activities for the nine months ended September 30, 2024 compared to the same period in 2023 was mainly due to $704.1 million paid as partial consideration to acquire the remaining 40% interest in Greenstone in connection with the Greenstone Acquisition.
For the three and nine months ended September 30, 2024, the Company spent $124.4 million and $317.7 million, respectively, on capital expenditures (three and nine months ended September 30, 2023 - $147.6 million and $386.3 million, respectively). The decrease in capital expenditures for the three and nine months ended September 30, 2024 compared to the same periods in 2023 was primarily due to lower capital spending at Greenstone as physical construction was effectively complete at the end of 2023. Capital expenditures at Greenstone for the three and nine months ended September 30, 2024 were $62.2 million and $182.8 million excluding capitalized interest of $32.6 million and $71.9 million, respectively (three and nine months ended September 30, 2023 - $88.7 million and $265.8 million, excluding capitalized interest of $13.4 million and $31.7 million, respectively). In Q2 2024, the Company received proceeds of $48.0 million related to the sale of its remaining investment in i-80 Gold. In Q1 2023, the Company received proceeds of $53.4 million related to the disposition of Solaris Resources Inc. shares and $22.8 million related to the sale of a partial interest in i-80 Gold.
Financing activities for the three and nine months ended September 30, 2024 used cash of $13.7 million and provided cash of $833.8 million, respectively (three and nine months ended September 30, 2023 - provided cash of $264.6 million and $241.0 million, respectively). The decrease in cash provided by financing activities for the three months ended September 30, 2024 compared to the same period in 2023 was primarily due to $127.0 million cash received through a draw on the Company’s Revolving Facility and $172.5 million cash received from the issuance of convertible notes in Q3 2023, with no comparable amounts for 2024. The increase in cash provided by financing activities for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to a $60.0 million draw on the Company’s Revolving Facility and $500.0 million received in connection with a new Term Loan in the nine months ended September 30, 2024 (nine months ended September 30, 2023 - draw of $253.7 million, of which $127.0 million was repaid in Q2 2023) and net proceeds received from the issuance of shares $335.6 million (nine months ended September 30, 2023 - $16.4 million).

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Additionally, the Company received $172.5 million from the issuance of convertible notes in the nine months ended September 30, 2023, with no comparable amounts for 2024. The amounts drawn on the Revolving Facility and amounts received from the Term Loan and the Offering in 2024 were primarily used to fund the Greenstone Acquisition.
Corporate Investments
At September 30, 2024, the Company’s corporate investments included the following:
•58.1 million shares of Versamet (not publicly traded), representing approximately 12.5% of Versamet on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 11.2% of Bear Creek on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 455,395,856 shares issued and outstanding, 451,632 shares issuable under stock options and 7,381,875 shares issuable under restricted share units. The Company also has 48,808,376 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 512,037,739.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at September 30, 2024:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$263,044	$—	$—	$—	$—	$—	$263,044
Loans and borrowings(1)(2)	398,443	745,895	481,241	8,194	176,597	—	1,810,370
Derivative liabilities	35,752	12,697	—	—	—	—	48,449
Lease liabilities(2)	21,112	22,138	13,732	8,994	3,869	10,657	80,502
Other financial liabilities(2)	23,654	33,676	24,397	24,131	19,687	11,084	136,629
Reclamation and closure costs(2)	8,913	18,702	29,080	12,362	12,526	142,570	224,153
Purchase commitments(2)	78,124	8,070	7,395	7,052	6,911	25,286	132,838
Other operating commitments(2)	20,360	25,965	27,004	28,084	29,207	13,857	144,477
Total	$849,402	$867,143	$582,849	$88,817	$248,797	$203,454	$2,840,462
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At September 30, 2024, the Company had the following outstanding matters involving contingencies that, if not resolved favorably, could have an adverse impact on the Company’s financial performance, cash flows and results of operations:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At September 30, 2024, the Company recognized a provision of $7.6 million (December 31, 2023 - $7.8 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The TSF and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at September 30, 2024 totaling $9.4 million (2023 - $10.6 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines and public civil actions.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. On April 26, 2024, as part of the Offering, the Company issued 56.4 million common shares on a bought deal basis at a price of $5.30 per common share for gross proceeds of $299.0 million, of which $6.0 million of common shares were issued to the Company’s Chairman, Ross Beaty.

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures (described in following section), sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
Prior to Q2 2023, the Company’s calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company’s financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating expenses	$268.3	$198.6	$201.1	$650.7	$566.0
Silver revenue	(0.4)	(0.7)	(0.6)	(1.7)	(1.6)
Fair value adjustment on acquired inventories	(3.1)	(6.6)	1.6	(10.3)	(8.5)
Pre-commercial production and development stage operating expenses(1)	(43.0)	(7.8)	—	(50.5)	—
Total cash costs	$221.8	$183.5	$202.1	$588.2	$555.9
Sustaining capital	30.9	26.0	32.0	95.9	77.2
Sustaining lease payments	1.6	2.1	4.7	6.3	13.0
Reclamation expense	3.0	2.6	2.9	8.5	7.4
Sustaining exploration expense	0.2	0.2	—	0.7	—
Greenstone reclamation expense(1)	(0.4)	(0.1)	—	(0.5)	—
Total AISC	$257.2	$214.5	$241.7	$699.1	$653.5
Gold oz sold	173,973	$115,423	$148,231	405,901	$409,620
Gold oz sold from entities during pre-commercial production or development stages(1)	(45,028)	(10,358)	—	(55,386)	—
Adjusted gold oz sold	128,945	$105,065	$148,231	350,515	$409,620
Cash costs per gold oz sold	$1,720	$1,747	$1,363	$1,678	$1,357
AISC per oz sold	$1,994	$2,041	$1,630	$1,994	$1,595
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2024 excludes Greenstone results as the mine had not achieved commercial production as at September 30, 2024 and exclude Castle Mountain results after August 31, 2024 when residual leaching commenced.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment, and TSF raises. Sustaining expenditures includes sustaining capital, sustaining lease payments, reclamation expense and sustaining exploration expense.
The following table provides a reconciliation of sustaining expenditures to the Company’s total expenditures for continuing operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Capital additions to mineral properties, plant and equipment(1)	$146.9	$139.1	$153.5	$420.4	$439.4
Less: Non-sustaining capital at operating sites	(14.8)	(4.8)	(8.4)	(29.5)	(17.2)
Less: Non-sustaining capital for projects at pre-commercial production and development stages	(92.1)	(92.7)	(101.4)	(248.9)	(295.8)
Less: Capital expenditures - corporate	—	—	(0.2)	—	(0.3)
Less: Other non-cash additions(2)	(9.1)	(15.6)	(11.5)	(46.1)	(48.8)
Sustaining capital	$30.9	$26.0	$32.0	$95.9	$77.2
Add: sustaining lease payments	1.6	2.1	4.7	6.3	13.0
Add: reclamation expense	3.0	2.6	2.9	8.5	7.4
Add: sustaining exploration expense	0.2	0.2	—	0.7	—
Sustaining expenditures	$35.7	$31.0	$39.6	$111.3	$97.6
(1)Per mineral properties, plant and equipment note in the Company’s financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating cash flow before non-cash changes in working capital	$130.1	$45.1	$82.6	$223.0	$359.2
Less: Fair value adjustments on acquired inventories	3.1	2.2	(1.6)	5.9	8.5
Less: Operating cash flow (generated) used by non-mine site activity(1)	(38.5)	12.0	(4.6)	(19.1)	(150.6)
Cash flow from operating mine sites	$94.7	$59.4	$76.5	$209.8	$217.1

Mineral property, plant and equipment additions	$146.9	139.1	153.5	$420.4	439.4
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(101.2)	(108.3)	(113.1)	(295.0)	(344.9)
Capital expenditure from operating mine sites	45.7	30.8	40.4	125.4	94.5
Lease payments related to non-sustaining capital items	3.0	5.9	4.4	16.3	13.5
Non-sustaining exploration expense	2.1	1.0	2.6	5.4	8.4
Total mine-site free cash flow before changes in non-cash working capital	$43.9	$21.7	$29.0	$62.7	$100.7
(Increase) decrease in non-cash working capital	9.4	(78.2)	(13.4)	(98.6)	(126.7)
Total mine site free cash flow after changes in non-cash working capital	$53.3	$(56.5)	$15.7	$(35.9)	$(26.0)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in the pre-commercial production and development stages, including Greenstone and Castle Mountain after August 31, 2024 when residual leaching commenced.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

NON-IFRS MEASURES (CONTINUED)
AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold, EBITDA and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt.
AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended			Nine months ended
$’s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue	$428.4	$269.4	$284.7	$939.1	$790.4
Less: silver revenue	(0.4)	(0.7)	(0.6)	(1.7)	(1.6)
Less: AISC	(257.2)	(214.5)	(241.7)	(699.1)	(653.5)
Less: revenue from entities during pre-commercial production or development stages(1)	$(109.5)	$(24.0)	$—	$(133.5)	$—
AISC contribution margin	$61.3	$30.3	$42.5	$104.8	$135.3
Gold oz sold	173,973	115,423	148,231	405,901	409,620
Less: Gold oz sold from entities during pre-commercial production or development stages(1)	(45,028)	(10,358)	—	(55,386)	—
Adjusted gold oz sold	128,945	$105,065	$148,231	350,515	$409,620
AISC contribution margin per oz sold	$475	$288	$286	$299	$330
(1)AISC contribution margin excludes Greenstone results as the mine had not achieved commercial production as at September 30, 2024 and excludes Castle Mountain results after August 31, 2024 when residual leaching commenced.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Nine months ended
$’s in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net income (loss)	$0.3	283.8	2.2	$241.3	25.0
Income tax expense (recovery)	36.5	163.5	(8.1)	208.5	(18.6)
Depreciation and depletion	59.3	44.4	58.9	150.0	154.8
Finance expense	19.7	20.7	15.3	57.8	42.3
Finance income	(2.0)	(2.4)	(3.0)	(6.3)	(9.3)
EBITDA	$113.8	$509.9	$65.2	$651.4	$194.2
Non-cash share-based compensation expense	2.4	2.8	2.5	7.6	5.9
Unrealized (gain) loss on gold contracts	18.0	(0.2)	(6.2)	28.4	(8.7)
Unrealized (gain) loss on foreign exchange contracts	(4.4)	19.3	17.8	33.2	(9.0)
Unrealized (gain) loss on power purchase agreement	(1.4)	(2.5)	0.6	(5.8)	7.8
Unrealized foreign exchange (gain) loss	4.9	(7.3)	(2.2)	(8.1)	3.8
Share of net (income) loss of investment in associate	—	(0.3)	—	(0.7)	17.1
Gain on remeasurement of previously held interest in Greenstone	—	(470.4)	—	(470.4)	—
Transaction costs	—	0.8	—	0.8	—
Other (income) expense	8.5	(0.8)	3.5	8.8	(1.8)
Adjusted EBITDA	$141.9	$51.3	$81.2	$245.3	$209.1
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$’s and shares in millions	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net income (loss) attributable to Equinox Gold shareholders	$0.3	$283.8	$2.2	$241.3	$25.0
Add (deduct):
Non-cash share-based compensation expense	2.4	2.8	2.5	7.6	5.9
Unrealized (gain) loss on gold contracts	18.0	(0.2)	(6.2)	28.4	(8.7)
Unrealized (gain) loss on foreign exchange contracts	(4.4)	19.3	17.8	33.2	(9.0)
Unrealized (gain) loss on power purchase agreement	(1.4)	(2.5)	0.6	(5.8)	7.8
Unrealized foreign exchange (gain) loss	4.9	(7.3)	(2.2)	(8.1)	3.8
Gain on remeasurement of previously held interest in Greenstone	—	(470.4)	—	(470.4)	—
Share of net (income) loss of investment in associate	—	(0.3)	—	(0.7)	17.1
Transaction costs	—	0.8	—	0.8	—
Other (income) expense	8.5	(0.8)	3.5	8.8	(1.8)
Income tax impact related to above adjustments	(0.6)	146.6	(0.3)	147.1	(1.5)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	9.6	22.5	10.7	34.8	(19.1)
Adjusted net income (loss)	$37.4	$(5.8)	$28.7	$17.2	$19.3

Basic weighted average shares outstanding	428.5	392.5	313.0	381.8	312.4
Diluted weighted average shares outstanding	434.5	471.5	316.5	461.7	316.0
Adjusted income (loss) per share - basic ($/share)	$0.09	$(0.01)	$0.09	$0.04	$0.06
Adjusted income (loss) per share - diluted ($/share)	$0.09	$(0.01)	$0.09	$0.04	$0.06
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of loans and borrowings, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	September 30, 2024	June 30, 2024	March 31, 2024
Current portion of loans and borrowings	$273.8	$138.0	$275.6
Non-current portion of loans and borrowings	1,208.7	1,338.4	653.5
Total debt	1,482.5	1,476.4	929.1
Less: Cash and cash equivalents (unrestricted)	(167.8)	(167.5)	(125.3)
Net debt	$1,314.7	$1,308.9	$803.8

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023. Except as disclosed in note 2(c) of the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2024, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.
Critical Accounting Estimates and Judgements
In preparing the Company’s condensed consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgement and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023 and in note 2(d) of the Company’s condensed consolidated interim statements for the nine months ended September 30, 2024.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended September 30, 2024, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance; the Company’s expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the expansions at Castle Mountain, Los Filos and Aurizona; the Company’s ability to pay the deferred payment in connection with the acquisition of the remaining 40% of Greenstone; the anticipated timeframe for residual leaching at Castle Mountain; the anticipated timing of recoveries from Mesquite’s heap leach pad; the Company’s ability to successfully renegotiate existing community, land access and stakeholder agreements at Los Filos and the potential impact on Los Filos if those negotiations are unsuccessful; the impact of the geotechnical event in the Piaba pit on planned 2024 production from Aurizona; the effectiveness the Company’s remediation activities to enhance stability of the Piaba pit and nearby infrastructure and the Company’s ability to develop a plan to remediate the long-term stability as well as to continue partial mining of the Piaba pit; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the expectations for the Company’s investments in Versamet and Bear Creek; and the conversion of Mineral Resources to Mineral Reserves.
Forward-looking Information generally identified by the use of words like “believe”, “will”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “potential”, “intend”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company’s ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; achieving commercial production at Greenstone in accordance with expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this MD&A.
The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section titled “Risks and Uncertainties” in Equinox Gold’s MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

Management’s Discussion and Analysis For the three and nine months ended September 30, 2024

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.